ABRAXAS PETROLEUM CORPORATION
www.abraxaspetroleum.com

October 13, 2011

Barbara M. Stuckey
Vice President – Chief Financial Officer

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:	H. Roger Schwall
Sirimal Mukerjee
Alexandra M. Ledbetter

Re:	Abraxas Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 1-16071

Ladies and Gentlemen:

We are writing in response to the Staff’s comment letter dated September 29, 2011.  For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Comment No. 1: Risk Factors, page 16 – We do not plan to insure against all operational risks…,page 20  We note your disclosure on page 14 relating to your use of hydraulic fracturing and the injection of fluids in connection therewith.  We further note your disclosure in the above-captioned risk factor regarding risks that can cause substantial losses and the risk factor at page 27 captioned, “Our operations are subject to the numerous risks of oil and gas drilling and production activities” regarding your operational risks.  If material, please revise one or both of these risk factors to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Response:  In response to the Staff’s comment, we have added the following additional disclosure on page 22 and 28 of the 10-K/A Number 1 to address specifically the operational and financial risks associated with hydraulic fracturing.  The changes are underlined in the risk factors below:

18803 Meisner Drive
San Antonio, Texas 78258
Phone: 210.490.4788    Fax: 210.918.6675

We do not plan to insure against all potential operating risks. We might incur substantial losses from, and be subject to substantial liability claims for, uninsured or underinsured risks related to our oil and gas operations.

We do not intend to insure against all risks. Our oil and gas exploitation and production activities will be subject to hazards and risks associated with drilling for, producing and transporting oil and gas, and any of these risks can cause substantial losses resulting from:

•
environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater,  shoreline contamination, underground migration and surface spills or mishandling of fracturing fluids, including chemical additives;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•
leaks of gas, oil, condensate, natural gas liquids and other hydrocarbons or losses of these hydrocarbons as a result of accidents during drilling and completion operations, including hydraulic fracturing, or in the gathering and transportation of hydrocarbons, malfunctions of pipelines, measurement equipment or processing or other facilities in the Company’s operations or at delivery points to third parties;

•	fires and explosions;

•	personal injuries and death;

•	regulatory investigations and penalties; and

•	natural disasters.

We might elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities arising from uninsured and underinsured events or in amounts in excess of existing insurance coverage could have a material adverse effect on our business, financial condition or results of operations.

Our operations are subject to the numerous risks of oil and gas drilling and production activities.

Our oil and gas drilling and production activities are subject to numerous risks, many of which are beyond our control.  These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards.  Environmental hazards include oil spills, gas leaks, ruptures, discharges of toxic gases, underground migration and surface spills or mishandling of fracture fluids, including chemical additives.  In addition, title problems, weather conditions and mechanical difficulties or shortages or delays in delivery of drilling rigs and other equipment could negatively affect our operations.  If any of these or other similar industry operating risks occur, we could have substantial losses.  Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, environmental damage, regulatory investigation and penalties and suspension of operations.  In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above.  We cannot assure you that our insurance will be adequate to cover losses or liabilities.  Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

Comment No. 2: Properties, page 29 – Proved Undeveloped Reserves, page 32  We note your disclosure at the bottom of page 32 that [d]uring 2010, 214 MBoe of proved undeveloped reserves were converted to proved producing reserves.” Elsewhere, such as at page 46, you disclose that you had capital expenditures during 2010 of $36.2 [sic] million.  Please discuss in greater detail the investments and progress made during 2010 to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.  See Item 1203(c) of Regulation S-K.

Response:  In response to the Staff’s comment, we have added the following additional disclosure on page 34 of the 10-K/A Number 1 to provide greater detail with respect to the investments and progress made during 2010 to convert proved undeveloped reserves to proved developed reserves.

“During 2010, we spent $36.5 million on capital expenditure projects, of which $12.2 million was used to convert proved undeveloped reserves to proved developed reserves. The remaining capital expenditures ($24.3 million) during 2010 were used to develop probable, possible and incremental reserves, acquire acreage and perform workovers and recompletions across our core operating areas.”

Comment No. 3:  We also note your disclosure that “[d]uring 2010, 1,317 Mboe were removed from proved undeveloped reserves, principally in the onshore Gulf Coast region.”  Please disclose why this amount was removed from your proved undeveloped reserves.

Response: In response to the Staff’s comment, we have revised the fourth sentence under Proved Undeveloped Reserves on page 33 of the 10-K/A Number 1 and added two additional sentences explaining why these proved undeveloped reserves were removed.  The revised sentence and the added sentences read as follows:

“During 2010, 1,317 Mboe were removed from proved undeveloped reserves, in part as a result of drilling one dry hole in the onshore Gulf Coast region.  The proved undeveloped reserves associated with that well (368 Boe as of December 31, 2009) were removed from our December 31, 2010 reserve report.  In addition, another well and an offset location to a previously drilled well in a nearby prospect in the onshore Gulf Coast region were deemed marginal and uneconomic and the associated reserves (a total of 436 Boe as of December 31, 2009) were removed from our December 31, 2010 reserve report.  The remaining proved undeveloped reserves that were removed from our December 31, 2010 reserve report were predominately attributable to unit wells that were successfully drilled with the associated reserves being re-allocated to the proved developed category of the respective unit.”

Comment No. 4:  Oil and Gas Production, Sales Prices and Production Costs, page 34 Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each country and field that contains 15% or more of your total proved reserves.  Please provide this information by field, or tell us why the geographic break-down is not applicable.

Response:  In response to the Staff’s comment, we have added additional disclosure on page 35 of the 10-K/A Number 1 with respect to Regulation S-K Item 1204 for each of our geographical areas, the Rocky Mountain, Permian Basin, onshore Gulf Coast and Mid-Continent regions of the United States and Canada.  Our Canada and Mid-Continent operations are included in the ‘Other’ category as they together comprised approximately 6% of our total proved reserves at December 31, 2010.  In addition, we have revised the drilling activities table on page 36 of the 10-K/A Number 1 in accordance with Regulation S-K Item 1205 to include disclosure by each of our geographical areas.

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Abraxas Petroleum Corporation acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 757-9835 or Bill Krog, Abraxas’ Chief Accounting Officer at (210) 757-9832, should you have any questions or wish to request additional information regarding this matter.

                            Very truly yours

                            /s/ Barbara M. Stuckey
                            Barbara M. Stuckey